Exhibit 3.1

AMENDMENT NO. 9 TO THE AVNET, INC. DISTRIBUTOR AGREEMENT
(SLED)

This Amendment No. 9 (“the Amendment”) to the Distributor Agreement dated June 15, 2007 between Supplier and Avnet, Inc. (“Agreement”) is made effective as of the date of the last signature below (the “Effective Date”) by and between Avnet, Inc., a New York corporation, doing business through its business group, Avnet Technology Solutions with its principal place of business at 8700 South Price Road, Tempe, Arizona 85284 (“Distributor”), and Aruba Networks, Inc. having its principal place of business at 1344 Crossman Ave., Sunnyvale, CA 94089 (“Supplier”). In addition to the requirements in the Agreement, this Amendment sets forth the terms and conditions governing Distributor’s resale of Products to the state and local government and educational institutions end users (“SLED”), through authorized resellers. All capitalized terms contained herein shall have the same meaning as the terms defined in the Agreement unless specifically modified in this Amendment.

1.	DEFINITIONS
SLED refers to the state government, local government and educational institutions (SLED) and their agencies when such entity is clearly identified in the request for quote or purchase order. Sales to the SLED include sales to SLED end users whether through resellers who are prime contractors or higher tier subcontractors.

2.	TERMS
2.1 By this Amendment, Distributor appoints Avnet Government Solutions, LLC (AGS), its wholly owned subsidiary, as the entity of Distributor that is authorized to distribute Products and Services for resale to the SLED through authorized resellers. The parties intend that all of Distributor’s orders for SLED customers will be issued to Supplier by AGS. The parties agree that all terms and conditions of the Agreement will fully apply to AGS as if AGS were expressly identified as Distributor thereunder, and AGS agrees to be bound by and fully comply with the Agreement.

2.2. Supplier is a provider of commercial goods and services under this Amendment. Supplier will provide commercial products and services for ultimate SLED end use solely in accordance with the technical data and software rights customarily provided to the public by the Supplier as defined in the Supplier’s standard technical documentation and software licenses.

2.3 Supplier will provide country of origin for all products upon request.

2.4 In fulfillment of orders, Supplier shall supply new products, subject to Supplier’s then current standard product warranties. This does not apply to products returned under Supplier’s warranty program.

2.5 This Amendment and the Agreement constitute the entire understanding and agreement between the parties relating to the subject matter hereof and supersede any and all prior contracts, agreements or understandings – whether written or oral – relating to the subject matter hereof. Except as provided herein, all other terms and conditions of the Agreement shall remain in full force and effect.

2.6 This Amendment may be executed in any number of counterparts, each of which shall be considered an original and each counterpart signature when taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have each duly executed this Amendment effective as of the Effective Date. Each party warrants and represents that its respective signatories whose signatures appear below have been and are, on the date of signature, authorized to execute this Amendment.

Aruba Networks, Inc.	Avnet, Inc. through its Avnet Technology Solutions
By: /s/ Joshua Cash	By: /s/ Chuck Fries
Name: Joshua Cash	Name: Chuck Fries
Title: Director, Commercial Counsel	Title: VP of Material Operations, TS
Date: September 19, 2014	Date: December 5, 2014

Avnet Government Solutions, LLC
By: /s/ Raymond E. Ramey
Name: Raymond E. Ramey
Title: Vice President & General Manager
Date: December 5, 2014